SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of Registrant’s name into English)

R. Tamoios, 246

Jd. Aeroporto

04630-000 São Paulo, São Paulo

Federative Republic of Brazil

(Address of Regristrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (333-161528), as amended, filed by Gol Linhas Aéreas Inteligentes S.A. under the Securities Act of 1933, as amended, or the Securities Act, to the extent not superseded by documents or reports subsequently filed by Gol Linhas Aéreas Inteligentes S.A. under the Securities Act or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ LEONARDO PORCIÚNCULA GOMES PEREIRA
Name:	Leonardo Porciúncula Gomes Pereira
Title:	Executive Vice-President and Chief Financial Officer

Exhibit Index

1. Form of underwriting agreement, which constitutes Exhibit 1.1. to Gol Linhas Aéreas Inteligentes S.A.’s Registration Statement on Form F-3 (No. 333-161528)

2. Form of intersyndicate agreement, which constitutes Exhibit 99.2 to Gol Linhas Aéreas Inteligentes S.A.’s Registration Statement on Form F-3 (No. 333-161528)

3. Press Release - September Traffic Figures, dated October 5, 2009

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